MILK BOTTLE CARDS INC.
                   127 East 18th Avenue
               Vancouver, BC, Canada V5V 1E4
                 Telephone: (604) 733-6195

June 22, 2005


Gregory S. Belliston, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-09
Washington, D.C. 20549


RE:  Milk Bottle Cards Inc.
     Form SB-2/A-2
     File Number 333-124304

Dear Mr. Belliston:

Please consider this letter the request of Milk Bottle Cards Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, July 5, 2005, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

Thank you for your very much for your kind cooperation and assistance in this matter.

Very truly yours,

/s/ Nicole Milkovich
    President & CEO


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